November 7, 2006
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:	AdCare Health Systems, Inc
Registration Statement on Form SB-2
File No. 333-131542
Ladies and Gentlemen:
     Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), the undersigned underwriters of the proposed public offering (the “Offering”) of AdCare Health Systems, Inc (the “Company”), hereby join the Company in requesting that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective by 5:00 p.m., Washington D.C. time, on November 9, 2006 or as soon thereafter as is practicable.
     In accordance with Rule 460 under the Securities Act, and in connection with the foregoing, please note that the undersigned has effected from October 20, 2006 through the date hereof approximately the following distribution of the Preliminary Prospectus dated October 20, 2006:
     2500 copies to prospective underwriters, institutional investors, dealers and others.
     The undersigned confirm that they have complied with and will continue to comply with, and that they have been informed by participating underwriters and dealers that they have complied with and will continue to comply with, Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the Offering.
Very yours truly,
By: Newbridge Securities Corporation

By: Name:	/s/ Douglas Aguililla Douglas Aguililla
Title:	Director of Investment Banking